Cresco Labs	Exhibit 99.1

Cresco Labs Reports Fourth Quarter & Full Year 2023 Financial Results Demonstrating Significant Profitability and Cash Flow Improvements

Continued execution of Year-of-the-Core strategy delivers strong gains to the bottom line and 3x improvement in full-year Operating Cash Flow

CHICAGO – March 13, 2024 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the fourth quarter and year ended December 31, 2023. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Fourth Quarter 2023 Highlights
•Fourth quarter revenue of $188 million, excluding the impact from strategic divestitures aimed to drive profitability, down 2% year-over-year.
•Gross profit of $96 million. Adjusted gross profit1 up 12% year-over-year to $100 million, or 53% of revenue, an 850 bps improvement.
•SG&A of $57 million. Removed $54 million in annualized Adjusted SG&A1, reducing Adjusted SG&A1 by 20% year-over-year to $55 million, or 29% of revenue.
•Fourth quarter net income of $5 million.
•Fourth quarter adjusted EBITDA1 nearly doubled year-over-year to $55 million, or 29% of revenue, a 1,400 bps improvement.
•Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts2.

Fiscal Year 2023 Highlights
•Revenue of $771 million.
•Adjusted gross profit1 of $377 million, or 49% of revenue.
•Driven by the Year-of-the-Core strategy, adjusted SG&A1 decreased by $35 million and adjusted EBITDA margin1 rose by over 200 bps.
•Adjusted EBITDA1 of $174 million, or 23% of revenue.
•Net loss of $180 million for the full year which included $151 million of impairment charges.
•Generated $59 million in operating cash flows for the full year, and ended the year with $109 million of cash, cash equivalents and restricted cash.

Management Commentary
“I’m proud to share that our Q4 results capped off the Year of the Core with strong bottom-line growth and margin expansion, nearly doubling our Adjusted EBITDA and achieving positive free cash flow for the year. We’ve set a new standard for ourselves, making this focus on our core part of our DNA moving forward and we’re using these wins to fuel our business and capitalize on the many growth catalysts ahead.

Everything we did in 2023 was designed to prepare us to take advantage of the monumental opportunities ahead, including; maximizing our upcoming adult-use catalysts, capitalizing on our brands and winning with independents, and expanding our retail to provide the consumer with the best cannabis experience possible,” said Charles Bachtell, CEO of Cresco Labs.

1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to BDSA.

Cresco Labs	Exhibit 99.1

Balance Sheet, Liquidity and Other Financial Information
•As of December 31, 2023, current assets were $278 million, including cash, cash equivalents and restricted cash of $109 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $386 million and a mortgage loan, net of discount and issuance costs of $18 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 467,871,956 as of December 31, 2023.

Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Wednesday, March 13, 2024, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-404-975-4839 (US Local), providing access code 614771. Archived access to the webcast will be available for one year on Cresco Labs’ investor website.

Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the three months and year ended December 31, 2023. These financial statements have been prepared in accordance with U.S. GAAP. This release contains certain preliminary financial results for the three months and year ended December 31, 2023. These preliminary results for the three months and year ended December 31, 2023, are provided prior to completion of all internal reviews and external audit procedures, and are therefore subject to adjustment until the filing of the Company's audited consolidated financial statements, which the Company expects to file on SEDAR+ and EDGAR on or about March 14, 2024. The audit of the consolidated financial statements for the year ended December 31, 2023, is currently in process. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2023, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Cresco Labs	Exhibit 99.1

Non-GAAP Financial Measures
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted EBITDA margin, Adjusted gross profit, Adjusted gross margin, Adjusted Selling, general and administrative (“Adjusted SG&A”) and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.

Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual

Cresco Labs	Exhibit 99.1

Information Form for the year ended December 31, 2023, expected to be filed on or about March 14, 2024, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com

Cresco Labs	Exhibit 99.1

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Consolidated Statements of Operations
For the Three Months Ended December 31, 2023, September 30, 2023 and December 31, 2022
and Years Ended December 31, 2023 and December 31, 2022

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(unaudited)	(unaudited)	(unaudited)
Revenues, net	$188,237	$190,559	$199,580	$770,885	$842,681
Cost of goods sold	92,091	96,919	111,876	408,519	435,668
Gross profit	96,146	93,640	87,704	362,366	407,013
Gross profit %	51.1%	49.1%	43.9%	47.0%	48.3%
Operating expenses:
Selling, general and administrative	56,767	62,484	80,193	261,710	310,353
Share-based compensation	2,278	3,479	4,319	12,924	19,664
Depreciation and amortization	9,978	5,942	6,016	24,538	20,636
Impairment loss	24	129,491	140,655	151,017	140,655
Total operating expenses	69,047	201,396	231,183	450,189	491,308
Income (loss) from operations	27,099	(107,756)	(143,479)	(87,823)	(84,295)

Other expense, net:
Interest expense, net	(14,331)	(11,764)	(15,904)	(60,819)	(57,837)
Other income, net	50	329	2,521	1,740	15,227
Total other expense, net	(14,281)	(11,435)	(13,383)	(59,079)	(42,610)
Income (loss) before income taxes	12,818	(119,191)	(156,862)	(146,902)	(126,905)
Income tax (expense) benefit	(7,950)	5,746	(23,761)	(32,950)	(88,938)
Net income (loss)[1]	$4,868	$(113,445)	$(180,623)	$(179,852)	$(215,843)
[1] Net income (loss) includes amounts attributable to non-controlling interests.

Cresco Labs	Exhibit 99.1

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended December 31, 2023, September 30, 2023 and December 31, 2022
and Years Ended December 31, 2023 and December 31, 2022

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues, net	$188,237	$190,559	$199,580	$770,885	$842,681
Cost of goods sold[1]	92,091	96,919	111,876	408,519	435,668
Gross profit	$96,146	$93,640	$87,704	$362,366	$407,013
Fair value mark-up for acquired inventory	—	—	—	—	5,466
Cost of goods sold adjustments for acquisition and other non-core costs	3,576	2,602	1,129	14,868	4,379
Adjusted gross profit (Non-GAAP)	$99,722	$96,242	$88,833	$377,234	$416,858
Adjusted gross profit % (Non-GAAP)	53.0%	50.5%	44.5%	48.9%	49.5%
[1] Production (cultivation, manufacturing and processing) costs related to products sold during the period.

Cresco Labs	Exhibit 99.1

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of December 31, 2023 and December 31, 2022

($ in thousands)	December 31, 2023	December 31, 2022
Cash, cash equivalents and restricted cash	$108,520	$121,510
Other current assets	169,567	204,536
Property and equipment, net	368,308	379,722
Intangible assets, net	296,966	407,590
Goodwill	279,697	330,555
Other non-current assets	135,409	139,779
Total assets	$1,358,467	$1,583,692

Total current liabilities	$200,242	$255,865
Total non-current liabilities	730,158	740,144
Total shareholders’ equity	428,067	587,683
Total liabilities and shareholders’ equity	$1,358,467	$1,583,692

Cresco Labs	Exhibit 99.1

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended December 31, 2023, September 30, 2023 and December 31, 2022
and Years Ended December 31, 2023 and December 31, 2022

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Selling, general and administrative	$56,767	$62,484	$80,193	$261,710	$310,353
Adjustments for acquisition and other non-core costs	2,242	5,458	12,168	21,175	35,186
Adjusted SG&A (Non-GAAP)	$54,525	$57,026	$68,025	$240,535	$275,167

Cresco Labs Inc.
Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended December 31, 2023, September 30, 2023 and December 31, 2022
and Years Ended December 31, 2023 and December 31, 2022

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss)[1]	$4,868	$(113,445)	$(180,623)	$(179,852)	$(215,843)
Depreciation and amortization	20,252	15,297	14,462	62,512	51,930
Interest expense, net	14,331	11,764	15,904	60,819	57,837
Income tax expense (benefit)	7,950	(5,746)	23,761	32,950	88,938
EBITDA (Non-GAAP)	$47,401	$(92,130)	$(126,496)	$(23,571)	$(17,138)

Other income, net	(50)	(329)	(2,521)	(1,740)	(15,227)
Fair value mark-up for acquired inventory	—	—	—	—	5,466
Adjustments for acquisition and other non-core costs	4,434	7,942	12,714	31,570	35,732
Impairment loss	24	129,491	140,655	151,017	140,655
Share-based compensation	3,017	4,072	5,271	16,356	23,221
Adjusted EBITDA (Non-GAAP)	$54,826	$49,046	$29,623	$173,632	$172,709
[1] Net income (loss) includes amounts attributable to non-controlling interests.

Cresco Labs	Exhibit 99.1

Cresco Labs Inc.
Summarized Consolidated Statements of Cash Flows
For the Three Months Ended December 31, 2023, September 30, 2023 and December 31, 2022
and Years Ended December 31, 2023 and December 31, 2022

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(unaudited)	(unaudited)	(unaudited)
Net cash (used in) provided by operating activities	$(3,301)	$40,622	$3,631	$58,564	$18,741
Net cash provided by (used in) investing activities	2,609	(12,476)	(12,454)	(44,585)	(36,577)
Net cash (used in) provided by financing activities	(3,782)	10,052	(2,031)	(26,907)	(86,643)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(22)	7	44	(62)	(113)
Net change in cash and cash equivalents and restricted cash	$(4,496)	$38,205	$(10,810)	$(12,990)	$(104,592)
Cash and cash equivalents and restricted cash, beginning of period	113,016	74,811	132,320	121,510	226,102
Cash and cash equivalents and restricted cash, end of period	$108,520	$113,016	$121,510	$108,520	$121,510

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended December 31, 2023, September 30, 2023 and December 31, 2022
and Years Ended December 31, 2023 and December 31, 2022

	For the Three Months Ended			For the Year Ended
($ in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net cash (used in) provided by operating activities	$(3,301)	$40,622	$3,631	$58,564	$18,741
Purchases of property and equipment	(4,818)	(12,452)	(13,132)	(55,385)	(83,026)
Proceeds from tenant improvement allowances	1,147	733	475	2,594	4,213
Free Cash Flow (Non-GAAP)	$(6,972)	$28,903	$(9,026)	$5,773	$(60,072)